Exhibit 4.16

DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of the securities of Orchestra BioMed Holdings, Inc. (the “Company,” “we,” “us,” or “our). The following summary does not purport to be complete and is subject to our certificate of incorporation (the “Charter”), our bylaws (the “Bylaws”) and the provisions of applicable law. Copies of the Charter and the Bylaws are attached as exhibits to the Company’s Annual Report on Form 10-K to which this document is an exhibit. The stockholders are encouraged to read the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Charter and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Charter authorizes the issuance of (i) 340,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”). As of March 22, 2024, there were 35,777,412 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of our Common Stock.

Voting Rights

Holders of our Common Stock are entitled to one vote per share of Common Stock held at all meetings of stockholders. The Charter does not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”), out of funds legally available therefor.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

No Preemptive or Similar Rights

Holders of our Common Stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our Common Stock.

Fully Paid and Non-Assessable

The outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

As of the date of this Annual Report on Form 10-K, there are no shares of Preferred Stock outstanding. Pursuant to the Charter, our Board has the authority to issue undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. At present, we have no plans to issue any of the Preferred Stock.

Outstanding Warrants

As of March 22, 2024, there are outstanding warrants to acquire up to an aggregate of 1,945,548 shares of Common Stock.

HSAC2 Warrants

There are currently outstanding an aggregate of 750,000 warrants to purchase Common Stock (the “HSAC2 Warrants”).

Each HSAC2 Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described in the HSAC2 Warrants, at any time commencing 30 days after the closing of the business combination by and among Health Sciences Acquisitions Corporation 2 (“HSAC2”), HSAC Olympus Merger Sub, Inc. and Orchestra BioMed, Inc (“Legacy Orchestra”) on January 26, 2023 (the “Business Combination”). The HSAC2 Warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the HSAC2 Warrants after deduction of the aggregate exercise price. The HSAC2 Warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York City time.

None of the HSAC2 Warrants will be redeemable by us.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, then, on the effective date of such stock dividend, or split-up or similar event, the number of shares issuable on exercise of each HSAC2 Warrant will be increased in proportion to such increase in the outstanding shares.

If the number of outstanding shares is decreased by a consolidation, combination, reverse share split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares issuable on exercise of each HSAC2 Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock issuable upon the exercise of the HSAC2 Warrants is adjusted, as described above, the HSAC2 Warrant exercise price will be adjusted by multiplying the HSAC2 Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.

If, at any time while an HSAC2 Warrant is outstanding, (i) we effect any merger or consolidation with or into another person, (ii) we effect any sale of all or substantially all of our assets or a majority of the Common Stock is acquired by a third party, in each case, in one or a series of related transactions, (iii) any tender offer or exchange offer is completed pursuant to which all or substantially all of the holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reorganization or reclassification of Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then the holder of an HSAC2 Warrant shall have the right thereafter to receive, upon exercise of the HSAC2 Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of such HSAC2 Warrant.

Officer and Director Warrants

There were formerly 1,500,000 HSAC2 Warrants. As part of the Business Combination, HSAC 2 Holdings, LLC forfeited 50% of its HSAC2 Warrants, comprising 750,000 HSAC2 Warrants, for no consideration, immediately prior to the closing of the Business Combination. Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 4, 2022, by and among HSAC2, HSAC Olympus Merger Sub, Inc., and Legacy Orchestra, immediately following such forfeiture and prior to the closing of the Business Combination, HSAC2 issued 750,000 warrants to purchase Common Stock to eleven specified employees and directors of Legacy Orchestra (the “Officer and Director Warrants”). However, 90,000 of the initial 750,000 Officer and Director Warrants were forfeited in connection with the departure of the Company’s former Chief Financial Officer and one director of the Company. Accordingly, there are currently 660,000 Officer and Director Warrants outstanding. These Officer and Director Warrants have substantially similar terms to the forfeited HSAC2 Warrants, except that they will become exercisable between 24 and 36 months after the closing of the Business Combination.

Legacy Orchestra Warrants that Converted into Company Warrants

At the effective time of the Business Combination, each warrant to purchase shares of the common stock of Legacy Orchestra that was outstanding and unexercised immediately prior to the effective time of the Business Combination was assumed by the Company and represented a warrant to purchase shares of Common Stock on the same terms and subject to the same conditions (including as to vesting and exercisability) as were in effect with respect to such warrants immediately prior to such effective time, with appropriate adjustments to the number of shares of Common Stock underlying such warrant and the exercise price applicable thereto to account for the Business Combination.

Warrants Issued in the Formation Mergers

Warrants to purchase an aggregate of 87,916 shares of Common Stock at an exercise price of $10.22 per share, which Legacy Orchestra issued on May 31, 2018 in connection with the mergers entered into with each of Caliber Therapeutics, Inc. (“Caliber”), BackBeat Medical, Inc (“Backbeat”). and FreeHold Surgical, Inc. pursuant to which Legacy Orchestra was formed in exchange for Caliber and BackBeat warrants that had been issued to designees of Aegis Capital Corp. (“Aegis”) with respect to Aegis serving as a placement agent in Caliber and Backbeat capital-raising transactions. Among other things, these warrants have a six-year term that begins on January 26, 2023 and became exercisable one year after the closing of the Business Combination.

Warrants Issued to Designees of Aegis for Serving as Placement Agent in Connection with Legacy Orchestra’s Series B Preferred Stock and Series B-1 Preferred Stock Financings

Warrants to purchase an aggregate of 319,925 shares of Common Stock at an exercise price of $10.22 per share, which Legacy Orchestra issued to designees of Aegis pursuant to the Placement Agency Agreement entered into with Aegis in connection with Legacy Orchestra’s offerings of Series B Preferred Stock and Series B-1 Preferred Stock. Among other things, these warrants have a six-year term that begins on January 26, 2023 and became exercisable one year after the closing of the Business Combination.

Provisions Applicable to All of the Above Company Warrants

All of the warrants above:

•

provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassification of shares, stock dividends or other distributions, capital reorganizations, consolidations, subdivisions, stock splits and combinations;

•

have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Warrants Issued to Avenue

In June 2022, Legacy Orchestra entered into the 2022 Loan and Security Agreement with Avenue I and Avenue II (the “2022 Loan and Security Agreement”). Pursuant to the terms of the 2022 Loan and Security Agreement, Legacy Orchestra issued two warrants to Avenue on June 3, 2022 that are exercisable for an aggregate of 100,000 shares of Common Stock at an exercise price of $4.06. These warrants (i) terminate on June 3, 2027, (ii) provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations; and (iii) have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

In connection with the repayment and termination of the 2022 Loan and Security Agreement, we issued two warrants to purchase an aggregate of 27,707 shares of Common Stock at an exercise price of $7.67 to Avenue on October 6, 2023 in lieu of a portion of certain fees we owed pursuant to the 2022 Loan and Security Agreement. These warrants (i) terminate on October 6, 2028, (ii) provide for the adjustment of the exercise price and number of shares issuable upon the exercise thereof in the event of certain reclassifications of shares, stock dividends or other distributions, consolidations, subdivisions, stock splits and combinations; and (iii) have a net exercise provision under which its holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Common Stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Piggyback Registration Rights

If the Company determines to register for sale any Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) in an underwritten offering, the holders of up to 1,844,090 shares of Common Stock are entitled to certain “piggyback” registration rights pursuant to the subscription agreements for the Series B-1 Preferred Stock (the “Subscription Agreements”). Pursuant to the “piggyback” registration rights, these holders may require us to include all or a portion of their Common Stock in a registration related to an underwritten offering of our Common Stock, subject to certain limitations. However, the underwriters have the right, subject to specified conditions, to limit the number of shares of Common Stock such holders may include in any underwritten offering.

The Subscription Agreements provide that each party to a Subscription Agreement shall pay its own fees and expenses in connection with the Subscription Agreement and the transactions contemplated thereby.

There is no termination provision with respect to the “piggyback” registration rights contained in the Subscription Agreements.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination, we entered into the Amended and Restated Registration Rights Agreement with RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Ltd

(formerly RTW Venture Fund Limited) (together, the “RTW Funds”), certain former shareholders of HSAC2 and certain former stockholders of Legacy Orchestra with respect to the resale of up to 750,000 HSAC2 Warrants exercisable for Common Stock and up to 18,458,494 shares of Common Stock (including up to 1,310,000 shares of Common Stock issuable upon exercise of the Warrants)(the “Resale Shares”). We are required to, among other things, file a shelf registration statement to register the Resale Shares and the HSAC2 Warrants on a delayed or continuous basis. Initially, the registration statement was required to be filed by no later than May 26, 2023. However, the Company and the requisite holders of registrable securities waived the requirement to file a registration statement until October 23, 2023. The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission on October 10, 2023 (the “Registration Statement”). However, on November 21, 2023, the Company and the requisite holders of registrable securities entered into the Second Amended and Restated Registration Rights Agreement (the “Second A&R RRA”), which amended and restated the Amended and Restated Registration Rights Agreement to provide that the Registration Statement did not have to be amended until earlier the earlier of (i) April 1, 2024 or (ii) fifteen (15) business days after the Company files an Annual Report on Form 10-K for the year ended December 31, 2023. In addition, pursuant to the Second A&R RRA and subject to certain limited exceptions, we are required to use commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof. In addition, subject to certain requirements and customary conditions, including with regard to the number of requests that may be made and when, the relevant stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed, in the aggregate, $25 million. The stockholders party to the Second A&R RRA also have certain “piggy-back” registration rights that require us to include such securities in registration statements that we otherwise file, subject to certain requirements and customary conditions. The Second A&R RRA does not contain liquidated damages provisions or other cash settlement provisions resulting from delays in registering the securities. We will bear the expenses incurred in connection with the filing of any such registration statements. The Second A&R RRA contains customary indemnification provisions.

Anti-Takeover Effects of our Governing Documents under Delaware Law

Certain provisions of Delaware law, along with our Charter and our Bylaws, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire the Company, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Election and Removal of Directors

The size of our Board is currently set at seven directors. The exact number of directors will be fixed from time to time by resolution of the Board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the Board and any newly created directorship may be filled only by a majority of the remaining directors in office or by the sole remaining director.

Limits on Written Consents

The Charter and the Bylaws provide that holders of Common Stock will not be able to act by written consent without a meeting.

Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by the chairperson of the Board, our chief executive officer or a majority of the directors.

Advance notice requirements for stockholder proposals and director nominations

The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. The Bylaws provide that an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), proposals seeking inclusion in the annual proxy statement must comply with the notice periods contained therein. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

The Charter provides that, unless the Company otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of the Company, (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the stockholders of the Company, (c) any action, suit or proceeding arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (d) any action, suit or proceeding asserting a claim against the Company governed by the internal affairs doctrine. If any action the subject matter of which is described in the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder will be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Notwithstanding the foregoing, unless the Company otherwise consents in writing, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock shall be deemed to have notice of and consented to the forum provisions in the Charter.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Limitation of Liability and Indemnification of Directors and Officers

Our Charter and Bylaws limit a director’s and officer’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability:

•	for any transaction from which the director or officer derives an improper personal benefit;
•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	for a director under Section 174 of the DGCL;
•	for any breach of a duty of loyalty to the corporation or its stockholders; or
•	for an officer in any action by or in the right of the corporation.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in our Charter and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

Our shares of Common Stock are currently listed on the Nasdaq Global Market under the symbol “OBIO.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, New York 10004.